UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

On September 2, 2026, at 10:00 a.m., Hong Kong Time (Tuesday, September 1, 2026 at 10:00 p.m. Eastern Time), Wellchange Holdings Company Limited (the “Company”) held an extraordinary general meeting (the “Extraordinary General Meeting”) of shareholders of Class A ordinary shares, of par value $0.000005 per share, and Class B ordinary shares, of par value $0.000005 per share; and a meeting of the holders of Class B ordinary shares (the “Class B Meeting”), at the principal office of the Company located at Unit 7 On 25th Floor, Global Gateway Tower, No. 63 Wing Hong Street, Kowloon, Hong Kong.

As of the record date of August 17, 2026 (the “Record Date”), there were 2,905,328 Class A ordinary shares and 1,625,043 Class B ordinary shares outstanding. Holders of Class A ordinary shares as of the Record Date are entitled to one (1) vote for each Class A ordinary share held for each of the proposals and holders of Class B ordinary shares as of the Record Date are entitled to one hundred (100) votes for each Class B ordinary share held for each of the proposals.

Extraordinary General Meeting

Holders of 439,164 Class A ordinary shares and holders of 1,625,043 Class B ordinary shares of the Company were present in person or by proxy at the Extraordinary General Meeting, representing approximately 98.51% of the total voting power as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class A ordinary shares and Class B ordinary shares outstanding and entitled to vote at the Extraordinary General Meeting as of the Record Date. All matters voted on at the Extraordinary General Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

	Votes For	Votes Against	Votes Abstain
Proposal 1: By an ordinary resolution, (a) subject to and conditional upon the Class B Proposal being passed at the Class B Meeting, to approve the consolidation of every five (5) issued and unissued Class A Ordinary Shares of a par value of US$0.000005 each into one (1) Class A Ordinary Share of a par value of US$0.000025 each, at an aggregate ratio of one-for-five (1-for-5) (the “Class A Share Consolidation”), with effect from the day immediately following the date of the EGM, with the par value of each Class A Ordinary Share of US$0.000005 being increased proportionally to US$0.000025 so that the aggregate authorized share capital of the Company attributable to the Class A Ordinary Shares remains unchanged, with the Class B Ordinary Shares remaining unconsolidated, and with the conversion rate applicable to the Class B Ordinary Shares being adjusted in accordance with the Company’s then effective memorandum and articles of association; (b) to approve that any fractional Class A Ordinary Shares created as a result of the Class A Share Consolidation shall be rounded up to the nearest whole share at the holder level; and (c) to authorize each director and/or officer of the Company, for and on behalf of the Company, to take all such actions and execute, deliver and file all such documents, notices, confirmations, applications and instruments as he or she may consider necessary, desirable or appropriate to give effect to the Class A Share Consolidation, including updating the register of members of the Company, making or procuring the filing of the resolution and/or any other required return, notice or filing with the Registrar of Companies in the Cayman Islands in respect of the Class A Share Consolidation and the resulting alteration of the authorized share capital of the Company, and, if considered desirable for housekeeping or consistency purposes, preparing, adopting and/or filing an updated memorandum and articles of association of the Company reflecting such alteration, and making or procuring any filings, notifications or submissions with any other applicable governmental, regulatory or self-regulatory authority or service provider.	162,871,714	71,705	45

Proposal 2: By a special resolution, that the Company adopt the sixth amended and restated memorandum and articles of association of the Company (the “Sixth A&R M&A”), in the form attached as Annex A to the accompanying Proxy Statement, in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association (the “Current M&A”), with immediate effect from the date of passing this resolution, in order to reflect (i) the Class A Share Consolidation, if approved and effected, and the authorized share capital of the Company as a result of the Class A Share Consolidation, being US$50,000.00 divided into 1,980,000,000 Class A Ordinary Shares of par value USD0.000025 each and 100,000,000 Class B Ordinary Shares of par value USD0.000005 each; (ii) the amendment to the provisions under the section titled Written Resolutions under the Current M&A such that, among other things (a) no minimum period need elapse between the giving of the copy of the proposed resolutions to be passed by the shareholders in writing (including an accompanying statement of the directors of the Company summarizing such proposed resolutions and effect) and the signing of such proposed resolutions by the shareholders; (b) the record date for a written resolution shall be the date on which the copy of the proposed resolutions to be passed by the shareholders in writing (including an accompanying statement of the directors of the Company summarizing such proposed resolutions and effect) are first given; and (c) such proposed resolutions to be passed as written resolutions shall take effect (x) in the case of an ordinary resolution, on the date on which the shareholders representing the requisite majority have signed the resolution (or such later date as the resolutions may specify) and (y) in the case of a special resolution, on the date on which the last shareholder whose signature is required to pass the resolutions signs the resolutions; and (iii) the exclusive jurisdiction for dispute resolution in respect of certain Cayman law and internal affairs claims, subject to the carve-outs set out therein against the Company. (the “Sixth A&R M&A Adoption Proposal”).	162,871,863	64,860	6,741
Proposal 3: By an ordinary resolution, that any one or more directors of the Company be and is/are hereby authorised, on behalf of the Company, to do all such acts and things and to execute all such documents, including under seal where applicable, as he/she/they may consider necessary, desirable or expedient to give effect to the Share Consolidation and the Adoption of the Sixth A&R M&A and the other proposals under the foregoing resolutions, in each case only to the extent duly approved by shareholders and only for administrative, ancillary or implementation purposes; and that the registered office service provider of the Company be and is hereby authorised and instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions.	162,875,674	64,686	3,104
Proposal 4: By an ordinary resolution, the chairman of the Meetings be authorized to adjourn either or both of the Class B Meeting and the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Class B Proposal, Proposal One, Proposal Two or Proposal Three (the “Adjournment”).	162,875,889	66,882	693

Class B Meeting

Holders of 1,625,043 Class B ordinary shares of the Company were present in person or by proxy at the Class B Meeting, representing 100% of the total voting power as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class B ordinary shares outstanding and entitled to vote at the Class B Meeting as of the Record Date. All matters voted on at the Class B Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Class B Meeting are as follows:

	Votes For	Votes Against	Votes Abstain
Proposal 1: By a special resolution of the holders of Class B Ordinary Shares, being the affirmative vote of not less than two-thirds (2/3) of the votes cast by the holders of Class B Ordinary Shares present in person or by proxy and entitled to vote at the Class B Meeting, to approve, insofar as the same constitutes a variation or abrogation of the rights attached to the Class B Ordinary Shares, (i) the consolidation of every five (5) issued and unissued Class A Ordinary Shares into one (1) Class A Ordinary Share, at an aggregate ratio of one-for-five (1-for-5) (the “Class A Share Consolidation”), and (ii) the adoption of the sixth amended and restated memorandum and articles of association of the Company, in each case as contemplated by Proposal One and Proposal Two to be considered at the EGM (the “Class B Proposal”).”	1,625,043	0	0

A copy of the Sixth Amended and Restated Memorandum of Association is filed as Exhibit 3.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Sixth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: September 3, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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